UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Arcutis Biotherapeutics, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03969K108
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K108

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,067,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,067,564
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,067,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.7%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 38,033,156 shares of common stock outstanding of Arcutis Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on January 31, 2020 and giving effect to the additional 1,406,250 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 03969K108

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,067,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,067,564
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,067,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.7%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 38,033,156 shares of common stock outstanding of Arcutis Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on January 31, 2020 and giving effect to the additional 1,406,250 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 03969K108

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 606,286
	8	Shared Voting Power 0
	9	Sole Dispositive Power 606,286
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 606,286
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.6%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 38,033,156 shares of common stock outstanding of Arcutis Therapeutics, Inc. (the “Issuer”), as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on January 31, 2020 and giving effect to the additional 1,406,250 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Shares”) of Arcutis Biotherapeutics, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2945 Townsgate Road, Suite 110, Westlake Village, CA 91361.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ARQT”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 21, 2020, the Issuer effected a reverse stock-split at a ratio of 1-for-2.0007 (the “Reverse Stock Split”). References in this Statement to numbers of Shares give effect to the Reverse Stock Split.

On February 4, 2020, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 9,375,000 Shares (the “IPO”). In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,406,250 Shares. The purchase price for each Share was $17.00. As a result of the IPO, and the underwriters exercise of their option, the Issuer’s total number of outstanding Shares increased to 38,033,156.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“OrbiMed GP”) and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In September 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, LP (“OPI VII”), as more particularly referred to in Item 6 below, caused OPI VII to purchase 2,825,603 shares of Series B convertible preferred stock.

In October 2019, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly referred to in Item 6 below, caused OPI VII to purchase 859,573 shares of Series C convertible preferred stock.

In October 2019, OrbiMed Capital, as the investment advisor to OrbiMed Partners Master Fund Limited (“OPM”), as more particularly referred to in Item 6 below, caused OPM to purchase 429,786 shares of Series C convertible preferred stock.

In connection with the IPO, shares of Series B and Series C convertible preferred stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of February 4, 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly referred to in Item 6 below, caused OPI VII to purchase 382,388 Share in the IPO.

On and prior to the close of February 4, 2020, OrbiMed Capital, as the investment advisor to OPM, as more particularly referred to in Item 6 below, caused OPM to purchase 176,500 Shares in the IPO.

The source of funds for such purchases was the working capital of OPI VII and OPM.

As a result of the transactions described in this Item 3, OrbiMed Advisors and OrbiMed GP may collectively be deemed to be the beneficial owners of approximately 10.7% of the outstanding Shares and Orbimed Capital, as the investment advisor to OPM, may be deemed to be the beneficial owner of 1.6% of the outstanding Shares.  OrbiMed GP, as the general partner of OPI VII, may be deemed to be the beneficial owner of approximately 10.7% of the outstanding Shares.  OrbiMed Advisors, as the managing member of OrbiMed GP, may be deemed to be the beneficial owner of approximately 10.7% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since February 4, 2020.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 38,033,156 outstanding Shares, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on January 31, 2020 and giving effect to the additional 1,406,250 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 4,067,564 Shares constituting approximately 10.7% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPM, a Bermuda exempted company, holds 606,286 Shares constituting approximately 1.6% of the issued and outstanding Shares.  OrbiMed Capital is the sole investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPM.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the sole general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII.  The number of outstanding Shares of the Issuer attributable to OPI VII is 4,067,564. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 4,067,564 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII.  Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII.  The number of outstanding Shares attributable to OPI VII is 4,067,564 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 4,067,564 Shares.

OrbiMed Capital is the investment advisor to OPM. OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM.  The number of outstanding Shares attributable to OPM is 606,286 Shares.  OrbiMed Capital, as the investment advisor to OPM, may also be considered to hold indirectly 606,286 Shares.

Jonathan Silverstein (“Silverstein”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Silverstein is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Investor Rights Agreement

In addition, OPI VII and OPM and certain other stockholders of the Issuer entered into an amended and restated investor rights with the Issuer (the “Investor Rights Agreement”), dated as of October 8, 2019. Pursuant to the Investors Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Investors Rights Agreement.

Form S-1 Registration Rights

At any time beginning one hundred eighty (180) days following the effective date of the registration statement of the IPO, the holders of at least 10% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions. If the anticipated aggregate offering price, net of selling expenses, would exceed ten million dollars ($10,000,000), then the Issuer shall effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, OPI VI and OPM will be entitled to notice of the registration and have the right to include its shares in the registration.

Form S-3 Registration Rights

Pursuant to the Investor Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, the holders of at least 10% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public equal or exceeds one million dollars ($1,000,000). The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Lock-Up Agreement

In connection with the Offering, certain of the Issuer’s pre-offering stockholders, including OPI VII and OPM, entered into agreements (each, a “Lock Up Agreement” ), pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to the Shares, including, as applicable, Shares received in the IPO, until one hundred eighty (180) days from the effective date of the registration statement.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP VII LLC.
2.	Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule B thereto, dated October 8, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806), filed with the SEC on January 6, 2020).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit I of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806), filed with the SEC on January 21, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its Managing Member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

Jonathan T. Silverstein	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP VII LLC.
2.	Investor Rights Agreement by and among the Issuer and each of the persons listed on Schedule B thereto, dated October 8, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806), filed with the SEC on January 6, 2020).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit I of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-235806), filed with the SEC on January 21, 2020).